Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated June 3, 2020

Registration No. 333-226944

Supplementing the Preliminary

Prospectus Supplement dated June 2, 2020

and Prospectus dated June 2, 2020

SERVICE PROPERTIES TRUST

PRICING TERM SHEET

Issuer:	Service Properties Trust (the “Issuer”)
Guarantors:	Certain of the Issuer’s direct and indirect subsidiaries as described in the Preliminary Prospectus Supplement referred to above (the “Guarantors”)
Security:	7.50% Senior Notes due 2025 (the “Notes”)
Ranking:	Senior Unsecured
Format:	SEC Registered
Expected Ratings*:	Baa3 / BB+ (Moody’s/S&P)
Trade Date:	June 3, 2020
Settlement Date:	June 17, 2020 (T+10). The Issuer expects that delivery of the Notes will be made against payment thereof on or about June 17, 2020, which will be the 10th business day following the trade date referred to above (the “trade date”) (such settlement cycle being herein referred to as “T + 10”). Pursuant to Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the trade date or the next seven succeeding business days will be required, by virtue of the fact that the notes initially will settle T + 10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the trade date or the next seven succeeding business days should consult their own advisor.
Use of Proceeds:	The Issuer expects to use the net proceeds from this offering to repay outstanding borrowings under its revolving credit facility.
Principal Amount:	$800,000,000

Gross Proceeds to the Issuer:	$800,000,000
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2020
Maturity Date:	September 15, 2025
Record Dates:	March 1 and September 1
Yield to Maturity:	7.50%
Coupon (Interest Rate):	7.50% per annum
Price to Public:	100% of principal amount of the Notes, plus accrued interest, if any, from June 17, 2020
Optional Redemption:	Make-whole call at any time based on U.S. Treasury plus 50 basis points. If the notes are redeemed on or after June 15, 2025 (three months prior to the maturity date of the Notes), the make-whole amount will be zero.
CUSIP / ISIN:	81761LAA0 / US81761LAA08
Denominations/Multiple:	$2,000 / $1,000
Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC BMO Capital Markets Corp. Citigroup Global Markets Inc. PNC Capital Markets LLC RBC Capital Markets, LLC
Joint Lead Managers:	Mizuho Securities USA LLC Regions Securities LLC SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Barclays Capital Inc. FHN Financial Securities Corp. Morgan Stanley & Co. LLC UBS Securities LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer and the Guarantors have filed a registration statement (including a prospectus dated June 2, 2020 and a preliminary prospectus supplement dated June 2, 2020) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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